PROSPECTUS SUPPLEMENT NO. 1 (to prospectus dated April 6, 2022)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-258736

CANO HEALTH, INC.

Up to 75,335,383 Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 6, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms part of our Registration Statement on Form S-1, as amended (File No. 333-258736). This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained or incorporated by reference in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2022, which is set forth below.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is listed on The New York Stock Exchange under the symbol “CANO”. On May 6, 2022, the closing price of our Class A common stock was $4.81 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 10, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-39289

Cano Health, Inc.

(Exact name of registrant as specified in its charter)

Delaware	98-1524224
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

9725 NW 117th Avenue, Miami, FL	33178
(Address of principal executive offices)	(Zip Code)

(855) 226-6633

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	CANO	The New York Stock Exchange
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	CANO/WS	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of May 6, 2022 the registrant had 207,747,333 shares of Class A common stock outstanding and 276,722,704 shares of Class B common stock outstanding.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Quarterly Report on Form 10-Q may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about:

•

our ability to recognize the benefits of the Business Combination (as defined herein) and our other recent acquisitions, which may be affected by, among other things, competition and our ability to grow and manage growth profitability;

•	our financial and business performance;

•	changes in our strategy, future operations, financial position, estimated revenues, forecasts, projected costs, prospects and plans;

•

changes in applicable laws or regulations, including with respect to health plans and payors and our relationships with such plans and payors, and provisions that impact Medicare and Medicaid programs;

•	our ability to realize expected results with respect to patient membership, revenue and earnings;

•	our ability to grow market share in existing markets or enter into new markets and success of acquisitions;

•	the risk that we may not be able to procure sufficient space as we continue to grow and open additional medical centers;

•	our predictions about the need for our wellness centers after the coronavirus disease 2019 (“COVID-19 pandemic”), including the attractiveness of our offerings and member retention rates;

•

competition in our industry, the advantages of our products and technology over competing products and technology existing in the market, and competitive factors including with respect to technological capabilities, cost and scalability;

•

the impact of the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business, financial condition and results of operations and the actions we may take in response thereto;

•	our future capital requirements and sources and uses of cash;

•	our business, expansion plans and opportunities;

•	anticipated financial performance, including gross margin, and the expectation that our future results of operations will fluctuate on a quarterly basis for the foreseeable future;

•	our expected capital expenditures, cost of revenue and other future expenses, and the sources of funds to satisfy liquidity needs;

•	our ability to maintain proper and effective internal controls;

•	our ability to implement remediation plans to address the material weaknesses that are described in Part I, Item 4. of this Quarterly Report on Form 10-Q; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available to us at the time of this Quarterly Report on Form 10-Q and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the ability to maintain the listing of our Class A common stock and warrants on the New York Stock Exchange (“NYSE”);

•

the price of our securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which we operate, variations in performance across competitors, changes in laws and regulations affecting our business and changes in our capital structure;

•	the risk of downturns and the possibility of rapid change in the highly competitive industry in which we operate;

•	the risk that we will need to raise additional capital to execute our business plan, which may not be available on acceptable terms or at all; and

•	the risk that we experience difficulties in managing our growth and expanding operations.

CANO HEALTH, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands, except share and per share data)	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash, cash equivalents and restricted cash	$113,052	$163,170
Accounts receivable, net of unpaid service provider costs	191,724	133,433
Prepaid expenses and other current assets	18,859	20,632

Total current assets	323,635	317,235
Property and equipment, net	95,595	85,261
Operating lease right-of-use assets	152,180	132,173
Goodwill	772,704	769,667
Payor relationships, net	569,086	576,648
Other intangibles, net	241,963	248,973
Other assets	16,602	13,582

Total assets	$2,171,765	$2,143,539

Liabilities and stockholders’ equity
Current liabilities:
Current portion of notes payable	$6,444	$6,493
Current portion of finance lease liabilities	1,448	1,295
Current portion of contingent consideration	3,062	3,123
Accounts payable and accrued expenses	93,368	80,829
Current portions due to sellers	1,480	17,357
Current portion of operating lease liabilities	18,383	15,275
Other current liabilities	34,472	36,664

Total current liabilities	158,657	161,036
Notes payable, net of current portion and debt issuance costs	915,738	915,266
Long term portion of operating lease liabilities	141,477	122,935
Warrant liabilities	52,982	80,144
Long term portion of finance lease liabilities	2,738	2,181
Contingent consideration	30,700	35,300
Other liabilities	31,696	28,109

Total liabilities	1,333,988	1,344,971
Stockholders’ Equity
Shares of Class A common stock $0.0001 par value (6,000,000,000 shares authorized and 205,026,367 and 180,113,551 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively)	20	18
Shares of Class B common stock $0.0001 par value (1,000,000,000 shares authorized and 276,722,704 and 297,385,981 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively)	28	30
Additional paid-in capital	464,262	397,443
Accumulated deficit	(78,100)	(78,760)

Total Stockholders’ Equity before non-controlling interests	386,210	318,731
Non-controlling interests	451,567	479,837

Total Stockholders’ Equity	837,777	798,568

Total Liabilities and Stockholders’ Equity	$2,171,765	$2,143,539

The accompanying Notes are an integral part of these Condensed Financial Statements

CANO HEALTH, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended March 31,
(in thousands, except share and per share data)	2022	2021
Revenue:
Capitated revenue (Related parties comprised $0 and $179,509 for the three months ended March 31, 2022 and 2021, respectively)	$674,351	$261,357
Fee-for-service and other revenue (Related parties comprised $0 and $412 for the three months ended March 31, 2022 and 2021, respectively)	29,986	13,245

Total revenue	704,337	274,602
Operating expenses:
Third-party medical costs (Related parties comprised $0 and $133,844 for the three months ended March 31, 2022 and 2021, respectively)	535,779	195,046
Direct patient expense (Related parties comprised $1,454 and $1,430 for the three months ended March 31, 2022 and 2021, respectively)	60,677	34,237
Selling, general, and administrative expenses (Related parties comprised $1,677 and $1,091 for the three months ended March 31, 2022 and 2021, respectively)	96,587	35,009
Depreciation and amortization expense	19,036	5,846
Transaction costs and other	8,375	8,954
Change in fair value of contingent consideration	(4,661)	285

Total operating expenses	715,793	279,377

Loss from operations	(11,456)	(4,775)
Other income and expense:
Interest expense	(13,284)	(10,626)
Interest income	1	1
Loss on extinguishment of debt	(1,428)	—
Change in fair value of warrant liabilities	27,162	—

Total other income (expense)	12,451	(10,625)

Net income (loss) before income tax expense	995	(15,400)
Income tax expense	1,080	714

Net loss	$(85)	$(16,114)
Net loss attributable to non-controlling interests	(745)	—

Net income attributable to Class A common stockholders	$660	$—

Net income per share attributable to Class A common stockholders, basic	$0.00	N/A

Net loss per share attributable to Class A common stockholders, diluted	$0.00	N/A

Weighted-average shares outstanding:
Basic	191,410,221	N/A

Diluted	468,132,925	N/A

The accompanying Notes are an integral part of these Condensed Financial Statements

CANO HEALTH, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY / MEMBERS’ CAPITAL

(UNAUDITED)

(in thousands, except shares)	Members’ Capital		Class A Shares		Class B Shares		Additional Paid-in Capital	Notes Receivable	Accumulated Deficit	Non-Controlling Interests	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—December 31, 2021	—	$—	180,113,551	$18	297,385,981	$30	$397,443	$—	$(78,760)	$479,837	$798,568
Stock-based compensation expense	—	—	—	—	—	—	13,816	—	—	—	13,816
Issuance of common stock for acquisitions	—	—	2,857,167	—	—	—	15,771	—	—	—	15,771
Exchange of Class B common stock for Class A common stock	—	—	20,663,277	2	(20,663,277)	(2)	33,083	—	—	(33,083)	—
ESPP Issuance	—	—	1,392,372	—	—	—	9,707	—	—	—	9,707
Impact of transactions affecting non-controlling interests	—	—		—	—	—	(5,558)	—	—	5,558	—
Net loss	—	—	—	—	—	—	—	—	660	(745)	(85)

BALANCE—March 31, 2022	—	$—	205,026,367	$20	276,722,704	$28	$464,262	$—	$(78,100)	$451,567	$837,777

(in thousands, except shares)	Members’ Capital		Class A Shares		Class B Shares		Additional Paid-in Capital	Notes Receivable	Accumulated Deficit	Non-Controlling Interests	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—December 31, 2020	306,843,662	$31	—	$—	—	$—	$157,560	$(134)	$(107,832)	$—	$49,625
Stock-based compensation expense	—	—	—	—	—	—	71	—	—	—	71
Notes receivable - related parties	—	—	—	—	—	—	—	(1)	—	—	(1)
Net loss	—	—	—	—	—	—	—	—	(16,114)	—	(16,114)

BALANCE—March 31, 2021	306,843,662	$31	—	$—	—	$—	$157,631	$(135)	$(123,946)	$—	$33,581

The accompanying Notes are an integral part of these Condensed Financial Statements

CANO HEALTH, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
(in thousands)	2022	2021
Cash Flows from Operating Activities:
Net loss	$(85)	$(16,114)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	19,036	5,846
Change in fair value of contingent consideration	(4,661)	285
Change in fair value of warrant liabilities	(27,162)	—
Loss on extinguishment of debt	1,428	—
Amortization of debt issuance costs	748	2,170
Non-cash lease expense	1,705	—
Stock-based compensation	13,816	71
Changes in operating assets and liabilities:
Accounts receivable, net	(58,291)	(6,929)
Other assets	(3,060)	(882)
Prepaid expenses and other current assets	1,773	(6,537)
Interest accrued due to sellers	97	536
Accounts payable and accrued expenses (Related parties comprised $0 and $421 for the years ended March 31, 2022 and 2021, respectively)	10,010	5,973
Other liabilities (Related parties comprised $0 and $1,073 for the years ended March 31, 2022 and 2021, respectively)	7,443	893

Net cash used in operating activities	(37,203)	(14,688)
Cash Flows from Investing Activities:
Purchase of property and equipment (Related parties comprised $1,677 and $1,073 for the years ended March 31, 2022 and 2021, respectively)	(7,776)	(2,645)
Acquisitions of subsidiaries including non-compete intangibles, net of cash acquired	(3,495)	(898)
Payments to sellers	(2,186)	(6,155)
Other	—	(1)

Net cash used in investing activities	(13,457)	(9,699)
Cash Flows from Financing Activities:
Capitalized transaction costs related to merger	—	(2,414)
Payments of long-term debt	(1,611)	(1,200)
Debt issuance costs	(87)	—
Proceeds from insurance financing arrangements	2,529	1,702
Payments of principal on insurance financing arrangements	(690)	(567)
Repayments of equipment loans	(129)	(76)
Repayments of capital lease obligations	(340)	(263)
Employee stock purchase plan contributions	870	—

Net cash provided by (used in) financing activities	542	(2,818)
Net decrease in cash, cash equivalents and restricted cash	(50,118)	(27,205)
Cash, cash equivalents and restricted cash at beginning of year	163,170	33,807

Cash, cash equivalents and restricted cash at end of period	$113,052	$6,602

The accompanying Notes are an integral part of these Condensed Financial Statements

CANO HEALTH, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

Supplemental cash flow information:
Interest paid	4,525	8,260
Income taxes paid	8	—
Non-cash investing and financing activities:
Right-of-use assets obtained in exchange of lease liabilities	26,364	651
Issuance of class A common stock for acquisitions	15,771	—
Due to sellers in connection with acquisitions	100	—
Addition to construction in process funded through accounts payable	2,972	—
Humana Affiliate Provider clinic leasehold improvements	2,173	1,073
ESPP issuance	9,707	—

The accompanying Notes are an integral part of these Condensed Financial Statements

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	NATURE OF BUSINESS AND OPERATIONS

Nature of Business

Cano Health, Inc. (“Cano Health”, or the “Company”), formerly known as Primary Care (ITC) Intermediate Holdings, LLC (“PCIH”), provides value-based medical care for its members through a network of primary care physicians across the U.S. and Puerto Rico. The Company focuses on providing high-touch population health and wellness services to Medicare Advantage, Medicare Global and Professional Direct Contracting Entity (“DCE”), Medicare patients under Accountable Care Organizations (“ACO”) and Medicaid capitated members, particularly in underserved communities by leveraging a proprietary technology platform to deliver high-quality health care services. The Company also operates pharmacies in the network for the purpose of providing a full range of managed care services to its members.

On June 3, 2021 (the “Closing Date”), Jaws Acquisition, Corp. (“Jaws”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of November 11, 2020 (as amended, the “Business Combination Agreement”) by and among Jaws, Jaws Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), PCIH, and PCIH’s sole member, Primary Care (ITC) Holdings, LLC (“Seller”). Upon the closing of the Business Combination, Jaws was reincorporated in the State of Delaware and changed its name to “Cano Health, Inc.”

Unless the context requires, “the Company”, “we”, “us”, and “our” refer, for periods prior to the completion of the Business Combination, to PCIH and its consolidated subsidiaries, and for periods upon or after the completion of the Business Combination, to Cano Health, Inc. and its consolidated subsidiaries, including PCIH, and its subsidiaries.

Pursuant to the Business Combination Agreement, on the Closing Date, Jaws contributed cash to PCIH in exchange for 69.0 million common limited liability company units of PCIH (“PCIH Common Units”) equal to the number of shares of Jaws’ Class A ordinary shares outstanding on the Closing Date as well as 17.25 million Class B ordinary shares owned by Jaws Sponsor, LLC (the “Sponsor”). In connection with the Business Combination, the Company issued 306.8 million shares of the Company’s Class B common stock to existing shareholders of PCIH. The Company also issued 80.0 million shares of the Company’s Class A common stock in a private placement for $800.0 million (the “PIPE Investors”).

Following the consummation of the Business Combination, substantially all of the Company’s assets and operations are held and conducted by PCIH and its subsidiaries. As the Company is a holding company with no material assets other than its ownership of PCIH Common Units and its managing member interest in PCIH, the Company has no independent means of generating revenue or cash flow. The Company’s ability to pay taxes and pay dividends depend on the financial results and cash flows of PCIH and the distributions it receives from PCIH. The Company’s only assets are equity interests in PCIH, which represented a 35.1% and 42.6% controlling ownership as of the Closing Date and March 31, 2022, respectively. Certain members of PCIH who retained their common unit interests in PCIH held the remaining 64.9% and 57.4% non-controlling ownership interests as of the Closing Date and March 31, 2022, respectively. These members hold economic interest in PCIH through PCIH Common Units and a corresponding number of non-economic Class B common stock, which enables the holder to one vote per share.

Our organizational structure following the completion of the Business Combination is commonly referred to as an umbrella partnership-C (or Up-C) corporation structure. This organizational structure allowed the Seller, the former sole owner and managing member of PCIH, to retain its equity ownership in PCIH, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of PCIH Common Units. The former stockholders of Jaws and the PIPE Investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of Jaws, by contrast, received equity ownership in Cano Health, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Subject to the terms and conditions set forth in the Business Combination Agreement, the Seller and its equity holders received aggregate consideration with a value equal to $3,534.9 million, which consisted of (i) $466.5 million of cash and (ii) $3,068.4 million shares of Cano Health, Inc.’s common stock or 306.8 million shares of Class B common stock based on a reference stock price of $10.00 per share.

Following the closing of the Business Combination, Class A stockholders owned direct controlling interests in the combined results of PCIH and Cano Health, Inc. while the Seller as the sole Class B stockholder owned indirect economic interests in PCIH shown as non-controlling interests in the unaudited condensed consolidated financial statements of Cano Health, Inc. The indirect economic interests are held by the Seller in the form of PCIH Common Units that can be redeemed for Class A common stock together with the cancellation of an equal number of shares of Class B common stock in Cano Health, Inc. The non-controlling interests will decrease over time as shares of Class B common stock and PCIH Common Units are exchanged for shares of Class A common stock in Cano Health, Inc.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The portion of an entity not wholly-owned by the Company is presented as non-controlling interests. All significant intercompany balances and transactions are eliminated in consolidation. The financial statements of the Company’s subsidiaries are prepared using accounting policies consistent with those of the Company.

The Company has interests in various entities and considers itself to control an entity if it is the majority owner of or has voting control over such entity. The Company also assesses control through means other than voting rights (“variable interest entities” or “VIEs”) and determines which business entity is the primary beneficiary of the VIE. The Company consolidates VIEs when it is determined that the Company is the primary beneficiary of the VIE. Included in the consolidated results of the Company are Cano Health Texas, PLLC, Cano Health Nevada, PLLC, Cano Health California, PC and Cano Health Illinois, PLLC (collectively, the “Physicians Groups”), which the Company has concluded are VIEs. All material intercompany accounts and transactions have been eliminated in consolidation.

Risks and Uncertainties

As of March 31, 2022, the Company’s coverage area is primarily in the State of Florida. Given this concentration, the Company is subject to adverse economic, regulatory, or other developments in the State of Florida that could have a material adverse effect on the Company’s financial conditions and operations. In addition, federal, state and local laws and regulations concerning healthcare affect the healthcare industry. The Company’s long-term success is dependent on the ability to successfully generate revenues; maintain or reduce operating costs; obtain additional funding when needed; and ultimately, achieve profitable operations. The Company is not able to predict the content or impact of future changes in laws and regulations affecting the healthcare industry; however, management believes that its existing cash position will be sufficient to fund operating and capital expenditure requirements through at least twelve months from the date of issuance of these unaudited condensed consolidated financial statements.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Basis of Presentation

These Condensed Consolidated Statements of Operations, the Condensed Consolidated Statements of Cash Flows and the Condensed Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2022 and 2021 and the Condensed Consolidated Balance Sheet at March 31, 2022 are unaudited and, in the opinion of our management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation. Our interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes included in our Annual Report on Form 10-K (“Form 10-K”) filed with the U.S. Securities and Exchange Commission on March 14, 2022.

The Company was deemed the accounting acquirer in the Business Combination of Jaws based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”), as the Company’s former owner retained control after the Business Combination. Refer to Note 1, “Nature of Business”, for details surrounding the Business Combination. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of the Company issuing stock for the net assets of Jaws, accompanied by a recapitalization. The net assets of Jaws were stated at historical cost, with no goodwill or other intangible assets recorded.

While Jaws was the legal acquirer in the Business Combination, because the Company was deemed the accounting acquirer, the historical financial statements of PCIH became the historical financial statements of the combined company upon the consummation of the Business Combination. As a result, the unaudited condensed consolidated financial statements reflect the historical operating results of PCIH prior to the Business Combination, the combined results of Jaws and the Company following the close of the Business Combination, the assets and liabilities of the Company at their historical cost, and the Company’s equity structure for all periods presented.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. Such reclassifications impacted the classification of: inventory, current and long-term portion of equipment loans, due to seller, accounts payable and accrued expenses and current and long-term deferred revenue. These reclassifications had no impact on net loss as previously presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company described its significant accounting policies in Note 2 to the audited consolidated financial statements for the year ended December 31, 2021 included in its Form 10-K. During the three-months ended March 31, 2022, there were no significant changes to those accounting policies.

Recent Accounting Pronouncements

Adoption of New Accounting Standards

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” The guidance provides optional expedients and exceptions related to certain contract modifications and hedging relationships that reference the London Interbank Offered Rate (“LIBOR”) or another rate that is expected to be discontinued. The guidance was effective upon issuance and generally can be applied to applicable contract modifications and hedge relationships prospectively through December 31, 2022. The Company elected to use the practical expedients within the standard when accounting for a portion of the amendment to the term loan. The adoption did not impact net income.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Accounting Standards Issued But Not Yet Adopted

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” The ASU improves comparability after business combinations by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. ASU 2021-08 is effective for the Company on January 1, 2023, with early adoption permitted. The Company is currently evaluating the potential effect of this ASU on its consolidated financial statements.

3.	REVENUE AND ACCOUNTS RECEIVABLE

The Company’s revenue streams for the three months ended March 31, 2022 and 2021 were as follows:

	2022		2021
(in thousands)	Revenue $	Revenue%	Revenue $	Revenue%
Capitated revenue
Medicare	$615,217	87.3%	$220,178	80.2%
Other capitated revenue	59,134	8.4%	41,179	15.0%

Total capitated revenue	674,351	95.7%	261,357	95.2%

Fee-for-service and other revenue
Fee-for-service	9,970	1.4%	4,548	1.7%
Pharmacy	11,515	1.6%	7,306	2.7%
Other	8,501	1.3%	1,391	0.4%

Total fee-for-service and other revenue	29,986	4.3%	13,245	4.8%

Total revenue	$704,337	100.0%	$274,602	100.0%

Accounts Receivable

The Company’s accounts receivable balances are summarized for the periods indicated below. The Company’s accounts receivable are presented net of the unpaid service provider costs. A right of offset exists when all of the following conditions are met: 1) each of the two parties owed the other determinable amounts; 2) the reporting party has the right to offset the amount owed with the amount owed to the other party; 3) the reporting party intends to offset; and 4) the right of offset is enforceable by law. The Company believes all of the aforementioned conditions existed as of March 31, 2022 and December 31, 2021.

	As of
(in thousands)	March 31, 2022	December 31, 2021
Accounts receivable	$280,461	$227,889
Medicare risk adjustment	68,592	21,072
Unpaid service provider costs	(157,329)	(115,528)

Accounts receivable, net	$191,724	$133,433

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Concentration of Risk

Contracts with three of the payors accounted for the following amounts:

	For the three months ended March 31,
	2022	2021
Revenues	65.1%	73.0%

	As of
	March 31, 2022	December 31, 2021
Accounts receivable	48.8%	43.3%

Payors that represented greater than 10% of our total revenue included three payors that were approximately 65.1% for the three months ended March 31, 2022 and two payors that were approximately 65.5% for the Three months ended March 31, 2021.

4.	UNPAID SERVICE PROVIDER COSTS

Activity in unpaid service provider costs for the three months ended March 31, 2022 and 2021 is summarized below:

(in thousands)	2022	2021
Balance as of January 1,	$129,110	$54,524
Incurred related to:
Current year	401,771	136,755
Prior years	3,326	(4,785)

	405,097	131,970
Paid related to:
Current year	207,279	98,761
Prior years	104,785	49,739

	312,064	148,500

Balance as of March 31,	$222,142	$37,994

The foregoing reconciliation reflects an increase in our estimate during the three months ended March 31, 2022 of $3.3 million due to higher utilization rates and a decrease in our estimate during the three months ended March 31, 2021 of $4.8 million due to lower than expected utilization rates. $64.8 million and $2.4 million of the liabilities for medical services incurred but not reported (“IBNR”) were included in other current liabilities in the consolidated balance sheet as they were in a net deficit position as of March 31, 2022 and March 31, 2021, respectively.

The Company maintains a provider excess loss insurance policy to protect against claim expenses exceeding certain levels that are incurred by the Company on behalf of members and uses a third-party cost recovery firm which specialize in care coordination charges. As of both March 31, 2022 and March 31, 2021, the Company’s excess loss insurance deductible was $0.1 million and maximum coverage was $2.0 million per member per calendar year. The Company recorded excess loss insurance premiums of $2.5 million as well as insurance and cost recovery reimbursement of $2.0 million for the three months ended March 31, 2022. The Company recorded excess loss insurance premiums of $1.7 million and reimbursements of $1.0 million for the three months ended March 31, 2021. The Company recorded these amounts on a net basis in the caption third-party medical costs in the accompanying unaudited condensed consolidated statements of operations. The Company records excess loss insurance recoveries in accounts receivable and third-party cost recoveries in long term other assets on the accompanying unaudited condensed consolidated balance sheets. As of March 31, 2022 and December 31, 2021, the Company recorded insurance recoveries and amounts due from a third party for other cost recoveries of $16.3 million and $15.2 million, respectively.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

5.	BUSINESS ACQUISITIONS

During the three months ended March 31, 2022, the Company completed three asset acquisitions for a total purchase price of $3.6 million. The acquisitions were each accounted for as business combinations. The Company does not consider these acquisitions to be material, individually or in aggregate, to the Company’s unaudited condensed consolidated financial statements. The purchase price allocations substantially resulted in $3.0 million of goodwill and $0.6 million of acquired identifiable intangible assets related to brands, non-compete agreements, and payor relationships valued using the income method. Acquisition-related costs were not material and were expensed as incurred in the unaudited condensed consolidated statements of operations.

In the prior year the Company completed various acquisitions for a total purchase price of $1.1 billion. The most significant of these acquisitions were University Health Care and Affiliates and Doctor’s Medical Center, LLC and Affiliates for $607.9 million and $300.7 million, respectively. For further details refer to Note 3 “Business Acquisitions” in the Company’s Form 10K for the fiscal year ended December 31, 2021.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the asset acquisition date, the estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the asset acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. For changes in the valuation of intangible assets between the preliminary and final purchase price allocation, the related amortization is adjusted in the period it occurs. Subsequent to the measurement period, any adjustment to assets acquired or liabilities assumed is included in operating results in the period in which the adjustment is identified. Transaction costs that are incurred in connection with an asset acquisition, other than costs associated with the issuance of debt or equity securities, are expensed as incurred

6.	PAYOR RELATIONSHIPS AND OTHER INTANGIBLES, NET

As of March 31, 2022, the Company’s total intangibles, net consisted of the following:

(in thousands)	Weighted-Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangibles:
Trade names	9.00 years	$1,409	$(826)	$583
Brand	19.26 years	183,253	(11,781)	171,472
Non-compete	4.90 years	76,271	(15,917)	60,354
Customer relationships	18.24 years	880	(196)	684
Payor relationships	20.00 years	609,417	(40,331)	569,086
Provider relationships	5.12 years	12,242	(3,372)	8,870

Total intangibles, net		$883,472	$(72,423)	$811,049

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

As of December 31, 2021, the Company’s total intangibles, net consisted of the following:

(in thousands)	Weighted-Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangibles:
Trade names	9.00 years	$1,409	$(787)	$622
Brand	19.26 years	183,238	(9,037)	174,201
Non-compete	4.92 years	75,794	(12,110)	63,684
Customer relationships	18.24 years	880	(184)	696
Payor relationships	20.00 years	609,362	(32,714)	576,648
Provider relationships	5.12 years	12,242	(2,472)	9,770

Total intangibles, net		$882,925	$(57,304)	$825,621

The Company recorded amortization expense of $15.1 million and $3.6 million for the three months ended March 31, 2022 and 2021, respectively.

Expected amortization expense for the Company’s existing amortizable intangibles for the next five years, and thereafter, as of March 31, 2022 is as follows:

Amount (in thousands)
2022 - remaining	$44,543
2023	57,843
2024	55,712
2025	54,242
2026	47,063
Thereafter	551,646

Total	$811,049

We periodically assess our long-lived assets, such as brand names, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Changes or consolidation of the use of any of our brand names could result in a reduction in their remaining estimated economic lives, which could lead to increased amortization expense.

7.	LEASES

The Company leases offices, operating medical centers, vehicles and medical equipment. Leases consist of finance and operating leases, and have a remaining lease term of 1 year to 10 years. The Company elected the practical expedient, which allows the Company to exclude leases with a lease term less than 12 months from being recorded on the balance sheet. We adopted the practical expedient related to the combining of lease and non-lease components, which allows us to account for the lease and non-lease components as a single lease component.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Future minimum lease payments under operating and finance leases as of March 31, 2022 were as follows (in thousands):

	Operating	Finance	Total
2022 - remaining	$20,133	$1,269	$21,402
2023	28,787	1,377	30,164
2024	26,688	1,095	27,783
2025	23,945	661	24,606
2026	21,705	188	21,893
Thereafter	82,998	5	83,003

Total minimum lease payments	204,256	4,595	208,851
Less: amount representing interest	(44,396)	(409)	(44,806)

Lease liabilities	$159,860	$4,186	$164,045

Future minimum lease payments under operating and capital leases as of December 31, 2021 were as follows (in thousands):

	Operating	Capital	Total
2022	$23,051	$1,485	$24,536
2023	24,577	1,078	25,655
2024	22,561	797	23,358
2025	20,489	364	20,853
2026	18,424	107	18,531
Thereafter	67,569	—	67,569

Total minimum lease payments	176,671	3,831	180,502
Less: amount representing interest	(38,461)	(355)	(38,815)

Lease liabilities	$138,210	$3,476	$141,687

Rent expense for the three months ended March 31, 2022 and 2021 amounted to approximately $7.2 million and $4.1 million, respectively.

8.	OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following as of:

(in thousands)	March 31, 2022	December 31, 2021
Service fund liability	$16,547	$11,451
Acquired provider payments liability	10,255	10,255
Employee Stock Purchase Plan withholding liability	870	10,494
Other	6,800	4,464

	$34,472	$36,664

9.	CONTRACT LIABILITIES

As further explained in Note 13, “Related Party Transactions”, the Company entered into certain agreements with Humana, Inc. (“Humana”) under which the Company receives administrative payments in exchange for providing care coordination services at certain clinics licensed to the Company over the term of such agreements. The Company’s contract liabilities balance related to these payments from Humana was $8.2 million and $6.1 million as of March 31, 2022 and December 31, 2021,

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

respectively. The short-term portion was recorded in other current liabilities and the long-term portion was recorded in other liabilities. The Company recognized $0.6 million and $1.5 million in revenue from contract liabilities recorded during the three months ended March 31, 2022 and March 31, 2021, respectively.

A summary of significant changes in the contract liabilities balance during the period is as follows:

(in thousands)	Deferred revenue
Balance at December 31, 2021	$6,059
Increases due to amounts collected	2,750
Revenues recognized from current period increases	(620)

Balance at March 31, 2022	$8,189

Of the March 31, 2022 contract liabilities balance, the Company expects to recognize the following amounts as revenue in the succeeding years:

Years ended December 31,	Amount (in thousands)
2022 - remaining	$1,966
2023	2,628
2024	2,442
2025	1,112
2026	41

Total	$8,189

10.	DEBT

The Company’s notes payable were as follows as of March 31, 2022 and December 31, 2021:

(in thousands)	2022	2021
Term loan	$642,822	$644,432
Senior Notes	300,000	300,000
Less: Current portion of notes payable	(6,444)	(6,493)

	936,378	937,939
Less: debt issuance costs	(20,640)	(22,673)

Notes payable, net of current portion and debt issuance costs	$915,738	$915,266

Term Loan

Pursuant to a Credit Agreement with Credit Suisse and the other lenders party thereto (the “Credit Agreement”), the Company has a senior secured term loan (together with the revolving line of credit, the “Credit Facilities”). Obligations under the Credit Facilities are secured by substantially all of the Company’s assets. The Credit Facilities contain a financial maintenance covenant (which is for the benefit of the lenders under the revolving line of credit only), requiring the Company to not exceed a total first lien secured net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio, which is tested quarterly only if the Company has exceeded a certain amount drawn under its revolving line of credit. As of March 31, 2022, the financial covenant did not apply.

The term loan is subject to principal amortization repayments due on the last business day of each calendar quarter equal to 0.25% of the initial principal amount, as applicable, based on the funding dates. Amortization payments commenced on March 31, 2021. The outstanding amount of unpaid principal and interest associated with the term loan is due on the maturity date of November 23, 2027. Prior to the maturity date, the Company may elect to prepay, in whole or in part at any time without premium or penalty, other than in connection with certain repricing transactions and customary breakage costs.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

As of March 31, 2022, the revolving line of credit had an aggregate amount of commitments of $120.0 million and no loans were drawn and its available balance net of letters of credit was $119.0 million. As of March 31, 2022, the Company had one letter of credit outstanding in favor of a third party in the face amount of $1.0 million against the revolving line of credit. As of March 31, 2022 and December 31, 2021, two health plans required the Company to maintain restricted cash balances for an aggregate amount of $7.2 million and $3.5 million, respectively, which are presented within cash, cash equivalents and restricted cash.

On January 14, 2022, the Company entered into an amendment to the Credit Agreement, pursuant to which the outstanding principal amount of term loans was replaced with an equivalent amount of new term loans having substantially similar terms, except with a lower interest rate margin applicable to the new term loan. The amendment of the Credit Agreement implemented a forward-looking term rate based on the secured overnight financing rate (“SOFR”) as the replacement of LIBOR as the benchmark interest rate for borrowings under the term loan and revolving line of credit, and certain other provisions. The new interest rate applicable to the term loan and borrowing under the revolving line of credit was revised to 4.00% plus the greater of SOFR and the applicable credit spread adjustment or 0.50%; provided that if the Company achieves a public corporate rating from S&P of at least B and a public rating from Moody’s of at least B2, then for as long as such ratings remain in effect, a margin of 3.75% shall be applicable. The Company has not reached the applicable ratings. The amendment represented a partial extinguishment and resulted in a write-off of deferred issuance costs of $1.3 million and has been recorded as a loss on extinguishment of debt for the three months ended March 31, 2022.

Senior Notes

On September 30, 2021, the Company issued senior unsecured notes for a principal amount of $300.0 million (the “Senior Notes”) in a private offering. The Senior Notes bear interest at 6.25% per annum, payable semi-annually on April 1st and October 1st of each year, commencing April 1, 2022. As of March 31, 2022, the effective interest rate of the Senior Notes was 6.66%. Principal on the Senior Notes is due in full on October 1, 2028. The Senior Notes are not subject to any amortization payments.

Prior to October 1, 2024, the Company may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount redeemed, plus accrued and unpaid interest, plus a make-whole premium. Prior to October 1, 2024, the Company may also redeem up to 40% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings, at a redemption price of 106.25%, plus accrued and unpaid interest. On or after October 1, 2024, the Company may redeem some or all of the Senior Notes at a redemption price of 100% to- 103.13%, plus accrued and unpaid interest, depending on the date that the Senior Notes are redeemed.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Future Principal Payments on Term Loan and Senior Notes

The following table sets forth the Company’s future principal payments as of March 31, 2022, assuming another mandatory prepayment does not occur:

(in thousands)
Year ending December 31,	Amount
2022 - remainder	$4,833
2023	6,444
2024	6,444
2025	6,444
2026	6,444
Thereafter	912,213

Total	$942,822

As of March 31, 2022 and December 31, 2021, the balance of debt issuance costs totaled $21.5 million and $23.3 million, respectively, and are being amortized into interest expense over the life of the loan using the effective interest method. Of the balance as of March 31, 2022, $20.6 million was related to the term loan and the Senior Notes reflected as a direct reduction to the long-term debt balances, while the remaining $0.9 million was related to the revolving line of credit, and reflected in prepaid expenses and other current assets.

For the three months ended March 31, 2022 and 2021 the Company recognized interest expense of $13.3 million and $10.6 million, respectively, of which $0.7 million and $2.2 million, respectively, were related to the amortization of debt issuance costs.

11.	FAIR VALUE MEASUREMENTS

ASC 820, “Fair Value Measurements and Disclosures”, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under the accounting standard are described as follows:

• Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

• Level 2

Inputs to the valuation methodology include:

•  quoted prices for similar assets or liabilities in active markets;

•  quoted prices for identical or similar assets or liabilities in inactive markets;

•  inputs other than quoted prices that are observable for the asset or liability;

•  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

and minimize the use of unobservable inputs. The carrying amounts of financial instruments including cash, accounts receivable, accounts payable, accrued liabilities, due to sellers and short-term borrowings approximate fair value due to the short maturities of such instruments. The fair value of the Company’s debt using Level 2 inputs was approximately $925.0 million and $945.0 million as of March 31, 2022 and December 31, 2021, respectively.

The following is a description of the valuation methodology used for liabilities measured at fair value.

Contingent Consideration: On June 11, 2021, we entered into a purchase agreement with University Health Care and its affiliates (“University”). The transaction was financed, in part, through contingent consideration which will be earned by University from acquisition add-ons based on additional acquired entities. The consideration is valued at fair value applying a Scenario Based method.

On August 11, 2021, the Company issued 2,720,966 shares of Class A common stock (the “escrowed shares”) to the escrow agent, on behalf of the seller, as part of the consideration in connection with an acquisition. The amount of shares was based on a $30.0 million purchase price divided by the average share price of the Company during the twenty consecutive trading days preceding the closing date of the transaction. The shares were deposited in escrow and will be released to the seller upon the satisfaction of certain performance metrics in 2022 and 2023. The final number of escrowed shares will be calculated by multiplying the initial share amount by an earned share percentage ranging from 0% to 100% in accordance with the purchase agreement and subtracting any forfeited indemnity shares. The fair value of this contingent consideration is determined using a Monte-Carlo simulation model. These inputs are used to calculate the pay-off amount per the agreement which is then discounted to present value using the risk-free rate and the Company’s cost of debt.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There was a decrease of $4.7 million in the fair value of the contingent consideration during the three months ended March 31, 2022, recorded in change in fair value of contingent consideration in the consolidated statement of operations. The gain relates to an amount owed related to an acquisition that will be paid in Class A common stock. The decrease in the liability and corresponding gain is a result of our stock price decreasing during the three months ended March 31, 2022.

Warrant Liabilities: As of June 3, 2021, the Closing Date of the Business Combination, and March 31, 2022, there were 23.0 million public warrants (“Public Warrants”) and 10.53 million private placement warrants (“Private Placement Warrants”) outstanding. The Company accounts for the Public Warrants and Private Placement Warrants in accordance with the guidance contained in ASC 815, “Derivatives and Hedges”, under which the Public Warrants and the Private Placement Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Public Warrants and the Private Placement Warrants as liabilities and adjusts them at fair value at each reporting period. This liability is subject to remeasurement at each balance sheet date until exercised, and any changes in fair value of warrant liabilities is recognized in the Company’s consolidated statements of operations. The Company’s valuation of the warrant liabilities utilize a binomial lattice in a risk-neutral framework (a special case of the Income Approach). The fair value of the Public Warrants and Private Placement Warrants utilized Level 1 and 3 inputs, respectively. The Private Placement Warrants are based on the significant inputs not observable in the market as of December 31, 2021 and March 31, 2022.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following table provides quantitative information regarding the Level 3 inputs used for the fair value measurements of the warrant liabilities:

	As of
Unobservable Input	March 31, 2022	December 31, 2021
Exercise price	$11.50	$11.50
Stock price	$6.35	$8.91
Term (years)	4.2	4.4
Risk free interest rate	2.4%	1.2%
Dividend yield	None	None
Public warrant price	$1.58	$2.39

The following table sets forth by level, within the fair value hierarchy, the Company’s liabilities measured at fair value on a recurring basis as of March 31, 2022:

(in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities measured at fair value on a recurring basis:
Contingent consideration	$33,762	$—	$—	$33,762
Public Warrant Liabilities	36,340	36,340	—	—
Private Placement Warrant Liabilities	16,642	—	—	16,642

Total liabilities measured at fair value	$86,744	$36,340	$—	$50,404

There was a decrease of $18.6 million in the fair value of the Public Warrant Liabilities during the three months ended March 31, 2022, and a decrease of $8.5 million in the fair value of the Private Placement Warrant Liabilities during the three months ended March 31, 2022. The change in fair value of the warrant liabilities is recorded under the caption change in fair value of warrant liabilities.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following table sets forth by level, within the fair value hierarchy, the Company’s liabilities measured at fair value on a recurring basis as of December 31, 2021:

(in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities measured at fair value on a recurring basis:
Contingent consideration	$38,423	$—	$—	$38,423
Public Warrant Liabilities	54,970	54,970	—	—
Private Placement Warrant Liabilities	25,174	—	—	25,174

Total liabilities measured at fair value	$118,567	$54,970	$—	$63,597

The following table includes a roll forward of the amounts for the three months ended March 31, 2022 and 2021 for liabilities measured at fair value:

(in thousands)	Balance at December 31, 2021	Realized Gains	Balance at March 31, 2022
Liabilities measured at fair value on a recurring basis:
Contingent consideration	$38,423	$(4,661)	$33,762
Public and Private Placement Warrant Liabilities	80,144	(27,162)	52,982

Total liabilities measured at fair value	$118,567	$(31,823)	$86,744

(in thousands)	Balance at December 31, 2020	Realized Losses	Balance at March 31, 2021
Liabilities measured at fair value on a recurring basis:
Contingent consideration	$5,172	$285	$5,457

Total liabilities measured at fair value	$5,172	$285	$5,457

12.	VARIABLE INTEREST ENTITIES

The Physicians Groups were established to employ healthcare providers to contract with managed care payors, and to deliver healthcare services to patients in the markets that the Company serves. The Company evaluated whether it has a variable interest in the Physicians Groups, whether the Physicians Groups are VIEs, and whether the Company has a controlling financial interest in the Physicians Groups. The Company concluded that it has variable interests in the Physicians Groups on the basis of each respective Master Service Agreement (“MSA”), which provides office space, consulting services, managerial and administrative services, billing and collection, personnel services, financial management, licensing, permitting, credentialing, and claims processing in exchange for a service fee and performance bonuses payable to the Company. Each respective MSA transfers substantially all the residual risks and rewards of ownership to the Company. The Physicians Groups’ equity at risk, as defined by GAAP, is insufficient to finance its activities without additional support, and therefore, the Physicians Groups are considered VIEs, and are not affiliates of the Company.

In order to determine whether the Company has a controlling financial interest in the Physicians Groups, and thus, whether the Company is the primary beneficiary, the Company considered whether it has i) the power to direct the activities that most significantly impact the Physicians Groups’ economic performance and ii) the obligation to absorb losses of the entities that

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

could potentially be significant to it or the right to receive benefits from the Physicians Groups that could potentially be significant to it. The Company concluded that it may unilaterally remove the physician owners of the Physicians Groups at its discretion and is therefore considered to hold substantive kick-out rights over the decision maker of the Physicians Groups. Under each MSA, the Company is entitled to a management fee and a performance bonus that entitle the Company to substantially all of the residual returns or losses and is exposed to economics which could be significant to it. As a result, the Company concluded that it is the primary beneficiary of the Physicians Groups and therefore, consolidates the balance sheets, results of operations, and cash flows of these entities. The Company performs a qualitative assessment on an ongoing basis to determine if it continues to be the primary beneficiary.

The table below illustrates the aggregated VIE assets and liabilities and performance for the Physicians Groups:

(in thousands)	March 31, 2022	December 31, 2021
Total Assets	$100,713	$80,445

Total Liabilities	$75,920	$59,988

	Three Months Ended March 31,
(in thousands)	2022	2021
Total revenue	$14,318	$991
Operating expenses:
Third-party medical costs	6,631	—
Direct patient expense	5,764	1,205
Selling, general and administrative expenses	11,639	2,313
Depreciation and amortization expense	814	247

Total operating expenses	24,848	3,765

Net loss	$(10,530)	$(2,774)

There are no restrictions on the Physicians Groups’ assets or on the settlement of their liabilities. The assets of the Physicians Group can be used to settle obligations of the Company. The Physicians Groups are included in the Company’s creditor group; thus, creditors of the Company have recourse to the assets owned by the Physicians Groups. There are no liabilities for which creditors of the Physicians Groups do not have recourse to the general credit of the Company. There are no restrictions placed on the retained earnings or net income of the Physicians Groups with respect to potential future distributions.

13.	RELATED PARTY TRANSACTIONS

Dental Excellence and Onsite Dental Relationships

The Company has various sublease agreements with Dental Excellence Partners, LLC (“DEP”), a company owned by the spouse of the Chief Executive Officer (“CEO”). The Company recognized sublease income of approximately $0.2 million and $0.1 million during the three months ended March 31, 2022 and 2021, respectively, which was recorded within the caption fee-for-service and other revenue in the accompanying unaudited condensed consolidated statements of operations. As of March 31, 2022, an immaterial amount was due to the Company in relation to these agreements and recorded in the caption accounts receivable.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

On October 9, 2020, the Company entered into a dental services agreement with DEP to provide dental services for managed care members of the Company. The Company was charged approximately $1.5 million and $1.2 million during the three months ended March 31, 2022 and 2021, respectively. As of March 31, 2022, no balance was due to DEP.

On April 14, 2022, Onsite Dental acquired DEP and entered into a dental services agreement with the Company. The spouse of Cano Health’s CEO became a minority shareholder of Onsite Dental upon closing of the acquisition.

Humana Relationships

In 2020, the Company entered into multi-year agreements with Humana, a managed care organization, agreeing that Humana will be the exclusive health plan for Medicare Advantage products in certain centers in San Antonio and Las Vegas but allowing services to non-Humana members covered by original Medicare, Medicaid, and commercial health plans in those centers. Pursuant to the agreements, Humana is obligated to pay the Company an administrative payment in exchange for the Company providing certain care coordination services. The care coordination payments are refundable to Humana on a pro-rata basis if the Company ceases to provide services at the centers within the specified contract term. The Company identified one performance obligation per center to stand-ready to provide care coordination services to patients and recognizes revenue ratably over the contract term. Care coordination revenue is included in other revenue along with other ancillary healthcare revenues.

In addition, in 2020, the Company and Primary Care (ITC), LLC entered into multi-year agreements with Humana and its affiliates whereby Primary Care (ITC) Holdings, LLC entered into a note purchase agreement with Humana for a convertible note due October 2022 with an aggregate principal amount of $60 million. The note accrued interest at a rate of 8% per annum through March 2020 and 10% per annum thereafter, payable in kind. The note was convertible to Class A-4 units of Primary Care (ITC) Holdings, LLC at the option of Humana in the event Primary Care (ITC) Holdings, LLC and affiliates seek to consummate a sale transaction and could be settled in cash at the option of Humana. While the multi-year agreement still exists between the Company and Humana, the note was converted and settled in cash upon the consummation of the Business Combination on June 3, 2021. As such, as of December 31, 2021 and for the three months ended March 31, 2022, Humana was not a related party due to the repayment of the note.

The multi-year agreements also contain an arrangement for a license fee that is payable by the Company to Humana for the Company’s use of certain Humana owned or leased medical centers to provide health care services. The license fee is a reimbursement to Humana for its costs of owning or leasing and maintaining the clinics, including rental payments, maintenance or repair expenses, equipment expenses, special assessments, cost of upgrades, taxes, leasehold improvements, and other expenses identified by Humana. The Company recorded $0.2 million in operating lease expense related to its use of Humana clinics during the three months ended March 31, 2021.

Prior to entering into the agreements, the Company had existing payor relationships with Humana related to existing revenue arrangements within the Company. The Company recognized in its consolidated statements of operations revenue from Humana, including its subsidiaries, of $179.5 million for the three months ended March 31, 2021. The Company recognized third-party medical expenses of $133.8 million, for the three months ended March 31, 2021.

In addition, we have entered into expansion agreements with Humana which provide a roadmap to opening new Humana-funded medical centers in the southwestern U.S. by 2024. Humana may decline to fund additional medical centers, which would have an adverse effect on our growth and future prospects.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Operating Leases

The Company leased several offices and medical spaces from certain employees and companies that are controlled by certain equity holders of Primary Care (ITC) Holdings, LLC. Monthly rent expense in aggregate totaled approximately $0.7 million for the three months ended March 31, 2021.

General Contractor Agreements

As of December 31, 2018, the Company has entered into various general contractor agreements with a company that is controlled by a family member of the CEO of the Company to perform leasehold improvements at various Company locations as well as various repairs and related maintenance as deemed necessary. Payments made pursuant to the general contractor agreements as well as amounts paid for repairs and maintenance to this related party totaled approximately $1.7 million and $1.4 million for the three months ended March 31, 2022 and 2021, respectively.

Other Related Party Transactions

The Company made payments to various related parties in relation to logistic software, medical supplies, housekeeping, and moving costs. During the three months ended March 31, 2022 the Company paid an immaterial amount, and during the three months ended March 31, 2021 the Company paid approximately $0.3 million to such parties.

14.	STOCK-BASED COMPENSATION

2021 Stock Option and Incentive Plan

At the Company’s special meeting of stockholders held on June 2, 2021, the stockholders approved the 2021 Omnibus Equity Incentive Plan (the “2021 Plan”) and the 2021 Employee Stock Purchase Plan (“2021 ESPP”) to encourage and enable the current and future officers, employees, directors, and consultants of the Company and its affiliates to obtain ownership in the Company. The aggregate number of shares authorized for issuance under the 2021 Plan will not exceed 52.0 million shares of stock. The aggregate number of shares authorized for issuance under the 2021 ESPP will not exceed 4.7 million, plus on January 1, 2022, and each January 1 thereafter through January 1, 2031 the number of shares of Class A common stock reserved and available for issuance under the 2021 ESPP shall be cumulatively increased by the lessor of (i) 15.0 million shares of Class A common stock, (ii) one percent 1.0% of the number of shares of Class A common stock issued and outstanding on the immediately preceding December 31st, or (iii) such lesser number of shares determined by the administrator appointed by the Board of Directors.

The 2021 Plan provides for the grant of incentive and nonqualified stock option, restricted stock units (“RSUs”), restricted share awards, stock appreciation awards, unrestricted stock awards, and cash-based awards to employees, directors, and consultants of the Company.

Stock Options

On June 3, 2021, in connection with the closing of the Business Combination, the Company granted 12.8 million stock options with market conditions (“Market Condition Awards”) to several executive officers and directors of the Company. The Market Condition Awards vest when the Company’s stock price meets specified hurdle prices and stays above those prices for 20 consecutive days. Once the market condition is satisfied, the applicable percentage of the Market Condition Awards will vest 50% on each of the first and second anniversaries so long as the optionee stays employed. The unrecognized compensation cost of the Market Condition Awards as of March 31, 2022 was $37.0 million, which is expected to be recognized over the weighted average remaining service period of 2.1 years.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The number of Market Condition Awards that vest is subject to the Company’s stock price equaling or exceeding certain hurdle prices for 20 consecutive trading days from June 3, 2021 to June 3, 2024 (i.e., the period from the grant date to the end date of the performance period).

Further, on March 15, 2022, in connection with certain performance metrics, the Company granted 0.4 million stock options with service conditions (“Service Condition Awards”) to several executive officers of the Company. The Service Conditions Awards vest over four years, with 25% of the shares underlying the award vesting on March 15, 2023, and 25% of the shares underlying the award at the end of each successive one-year period thereafter so long as the optionee stays employed. The unrecognized compensation cost of the Service Condition Awards as of March 31, 2022 was $1.7 million, which is expected to be recognized over the weighted average remaining service period of 2.5 years.

Stock Option Valuation

The Company uses two valuation methods to determine the fair value of the stock options. The Monte-Carlo simulation model is used to estimate the fair value of the Market Condition Awards. The Monte-Carlo simulation model calculates multiple potential outcomes for an award and establishes a fair value based on the most likely outcome. For further information regarding the key assumptions, refer to Note 14, “Stock-Based Compensation” on the Company’s Form 10-K for the fiscal year ended December 31, 2021.

The Black-Scholes valuation method is used to determine the fair value of the Service Condition Awards. The Black-Scholes valuation model requires the input of assumptions regarding the expected term, expected volatility, dividend yield and risk-free interest to estimate the fair value of the stock option. The fair values of the Service Condition Awards were calculated using the following assumptions as of the grant date on March 15, 2022:

As of March 15, 2022
Strike price	$6.03
Risk-free interest rate	2.1%
Expected volatility	70.0%
Expected dividend yield	0.0%
Expected term	6.25

A summary of the status of unvested options granted under the 2021 Plan through March 31, 2022 is presented below:

	Market-Based Stock Options		Service-Based Stock Options
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Balance, December 31, 2021	12,703,698	$4.23	—	$—
Granted	—	—	435,141	3.88
Vested	—	—	—	—
Forfeitures	(5,714)	4.23	—	—

Balance, March 31, 2022	12,697,984	$4.23	435,141	$3.88

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Restricted Stock Units

The fair value of RSUs is based on the closing price of the Company’s Class A common stock on the grant date. The unrecognized compensation cost of the RSUs as of March 31, 2022 was $94.4 million for service based awards and $4.8 million for performance based awards, which are expected to be recognized over the weighted average remaining service period of 1.7 years and 1.6 years, respectively.

A summary of the status of unvested RSUs granted under the 2021 Plan through March 31, 2022 is presented below:

	Restricted-Stock Units		Performance - Restricted-Stock Units
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Balance, December 31, 2021	4,460,772	$14.43	706,750	$12.73
Granted	7,454,302	6.02	—	—
Vested	—	—	—	—
Forfeitures	—	—	—	—

Balance, March 31, 2022	11,915,074	$9.17	706,750	$12.73

The Company recorded compensation expenses of $13.2 million and $0.1 million for the three months ended March 31, 2022 and 2021, respectively. The Company recorded compensation expense related to the ESPP of $0.6 million for the three months ended March 31, 2022

The total stock-based compensation expense related to all the stock-based awards granted by the Company is reported in the consolidated statement of operations as compensation expense within the selling, general and administrative expense caption.

15.	COMMITMENTS AND CONTINGENCIES

Vendor Agreements

The Company, through its subsidiaries Comfort Pharmacy, LLC, Comfort Pharmacy 2, LLC, and Belen Pharmacy Group, LLC, entered into a multi-year Prime Vendor Agreement (“PVA”) with a pharmaceutical wholesaler, effective November 1, 2020, that continues through October 31, 2023. This agreement extends on a month-to-month basis thereafter until either party gives 90 days’ written notice to terminate. The pharmaceutical wholesaler serves as the Company’s primary wholesale supplier for branded and generic pharmaceuticals. The agreement contains a provision that requires average monthly net purchases of $0.8 million, and if the minimum is not met, the vendor may adjust the pricing of goods. A Joinder Agreement was entered into on December 1, 2020, which amended the PVA to include IFB Pharmacy, LLC, a fully consolidated subsidiary, under the agreement as of this date.

As a result of the University acquisition, the Company assumed the vendor agreement in 2021 that University, through its subsidiary University Health Care Pharmacy, Inc., had with a second pharmaceutical vendor. The agreement, effective through July 2022, contains a provision that requires average monthly net purchases of $0.6 million, and if the minimum is not met, the vendor may adjust the pricing of goods.

Management believes for the three months ended March 31, 2022 and 2021, the minimum requirements of the agreements in place were met.

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Legal Matters

On March 18, 2022, a purported stockholder of the Company filed a complaint seeking class action status in the United States District Court for the Southern District of Florida against the Company and certain current and former officers. The lawsuit alleges, inter alia, violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 against all defendants for failure to disclose that “(1) Cano overstated its due diligence efforts and expertise with respect to acquiring target businesses; (ii) accordingly, Cano performed inadequate due diligence into whether the Company, post-Business Combination, could properly account for the timing of revenue recognition as prescribed by ASC 606, particularly with respect to Medicare risk adjustments; (iii) as a result, the Company misstated its capitated revenue, direct patient expense, accounts receivable, net of unpaid service provider costs, and accounts payable and accrued expenses; (iv) accordingly, the Company was at an increased risk of failing to timely file one or more of its periodic financial reports.” These omissions, according to Plaintiff, made the Company’s earlier statements materially misleading. The lawsuit seeks, among other things, certification of a class action and unspecified compensatory damages, as well as costs, interest and attorneys’ fees. The Company believes it has meritorious defenses and intends to vigorously defend against the allegations. A possible loss cannot be reasonably estimated at this time.

The Company is exposed to various other asserted and unasserted potential claims encountered in the normal course of business. Management believes that the resolution of these matters will not have a material effect on the Company’s consolidated financial position, results of their operations or cash flows.

16.	INCOME TAXES

Our effective tax rate for the three months ended March 31, 2022 was 108.6% compared to (4.6)% for the three months ended March 31, 2021. The effective tax rate for the periods presented differs from the statutory U.S. tax rate. This is primarily because a portion of income is allocated to non-controlling interests, including the Company’s full valuation allowance position.

The Company does not have any unrecognized tax positions (UTPs) as of March 31, 2022. While the Company currently does not have any UTP’s, it is foreseeable that the calculation of the Company’s tax liabilities may involve dealing with uncertainties in the application of complex tax laws and regulations in multiple jurisdictions across the Company’s operations.

The Company files income tax returns in the U.S. with Federal and State and local agencies, and in Puerto Rico. The Company, and its subsidiaries are subject to U.S. Federal, state and local tax examinations for tax years starting in 2018. In addition, the Puerto Rico subsidiary group is subject to U.S. Federal, state and foreign tax examinations for tax years starting in 2017. The Company does not currently have any ongoing income tax examinations in any of its jurisdictions. The Company has analyzed filing positions in the Federal, State, local and foreign jurisdictions where it is required to file income tax returns for all open tax years and does not believe any tax uncertainties exist.

Tax Receivable Agreement

Upon the completion of the Business Combination, Cano Health, Inc. became a party to the Tax Receivable Agreement (“TRA”). Under the terms of that agreement, Cano Health, Inc. generally will be required to pay to the Seller and to each other person from time to time that becomes a “TRA Party” under the Tax Receivable Agreement, 85% of the tax savings, if any, that Cano Health, Inc. is deemed to realize in certain circumstances as a result of certain tax attributes that exist following the Business Combination and that are created thereafter, including as a result of payments made under the Tax Receivable Agreement. To the extent payments are made pursuant to the Tax Receivable Agreement, Cano Health, Inc. generally will be required to pay to the Sponsor and to each other person from time to time that becomes a “Sponsor Party” under the Tax Receivable Agreement such Sponsor Party’s proportionate share of, an amount equal to such payments multiplied by a fraction with the numerator 0.15 and the

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

denominator 0.85. As a result of the payments to the TRA Party and Sponsor Party we generally will be required to pay an amount equal to but not in excess of the tax benefit realized from the tax attributes subject to the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless Cano Health, Inc. exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur. The Tax Receivable Agreement liability is determined and recorded under ASC 450, “Contingencies”, as a contingent liability; therefore, we are required to evaluate whether the liability is both probable and the amount can be estimated. Since the Tax Receivable Agreement liability is payable upon cash tax savings and we have determined that positive future taxable income is not probable based on Cano Health, Inc’s historical loss position and other factors that make it difficult to rely on forecasts, we have not recorded the Tax Receivable Agreement liability as of March 31, 2022. We will evaluate this on a quarterly basis which may result in an adjustment in the future.

17.	NET INCOME (LOSS) PER SHARE

The following table sets forth the net loss and the computation of basic and diluted net income (loss) per common stock for the periods indicated:

	Three Months Ended March 31,
(in thousands, except shares and per share data)	2022	2021
Numerator:
Net loss	$(85)	$(16,114)
Less: net loss attributable to non-controlling interests	(745)	—

Net income attributable to Class A common stockholders	660	—
Dilutive effect of Class B common stock	(745)

Net loss attributable to Class A common stockholders - Diluted	$(85)	N/A

Basic and Diluted Earnings Per Share denominator:
Weighted average common stock outstanding - basic	191,410,221	N/A

Net income per share - basic	$0.00	N/A

Diluted Earnings Per Share:
Dilutive effect of Class B common stock on weighted average common stock outstanding	276,722,704

Weighted average common stock outstanding - diluted	468,132,925	N/A

Net loss per share - diluted	$0.00	N/A

Prior to the consummation of the Business Combination, the Company’s ownership structure included equity interests held solely by the Parent. The Company analyzed the calculation of earnings per share for comparative periods presented and determined that it resulted in values that would not be meaningful to the users of these unaudited condensed consolidated financial statements. Therefore, the earnings per share information has not been presented for the three months ended March 31, 2021.

The outstanding Company’s Class B common stock does not represent economic interests in the Company, and as such, is not included in the denominator of the net loss per share calculation.

On August 11, 2021, the Company issued 2,720,966 shares of Class A common stock (the “escrowed shares”) to the escrow agent, on behalf of the seller, as part of the consideration in connection with an acquisition. The amount of shares was based on a $30.0 million purchase price divided by the average share price of the Company during the twenty consecutive trading days preceding the closing date of the transaction. The shares were deposited in escrow and will be released to the seller upon the satisfaction of certain performance metrics during 2022 and 2023. The final number of escrowed shares will be calculated by

CANO HEALTH, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

multiplying the initial share amount by an earned share percentage in accordance with the purchase agreement and subtracting any forfeited indemnity shares. The dilutive effects of these shares were excluded from the three months ended March 31, 2022 because they were antidilutive.

The Company’s dilutive securities are derived from the Company’s shares of Class B common stock. The shares of Class B common stock were included in the three months ended March 31, 2022 dilutive earnings per share calculation. RSUs, stock options, ESPP shares, warrants and contingent shares were excluded from the dilutive earning per share calculation as they had an anti-dilutive effect for the periods presented. The table below presents the Company’s potentially dilutive securities:

As of March 31, 2022
Class B common stock	276,722,704
Public Warrants	22,999,900
Private Placement Warrants	10,533,292
Restricted Stock Units	12,621,824
Stock Options	13,133,125
Contingent Shares Issued in Connection with Acquisitions	2,720,966
ESPP Shares	249,904

Potential Common Stock Equivalents	338,981,715

18.	SEGMENT INFORMATION

The Company organizes its operations into one reportable segment. The Chief Executive Officer, who is our Chief Operating Decision Maker (“CODM”), reviews financial information and makes decisions about resource allocation based on the Company’s responsibility to deliver high quality primary medical care services to the Company’s patient population. For the periods presented, all of the Company’s revenues were earned in the United States, and all of the Company’s long lived assets were located in the United States.

19.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the filing of this Quarterly Report on Form 10-Q, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the unaudited condensed consolidated financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless otherwise indicated or the context otherwise requires, references in this section to “the Company,” “Cano Health,” “we,” “us,” “our,” and other similar terms refer, for periods prior to the completion of the Business Combination, to PCIH and its subsidiaries, and for periods upon or after the completion of the Business Combination, to the consolidated operations of Cano Health, Inc. and its subsidiaries, including PCIH and its subsidiaries. The following discussion and analysis is intended to help the reader understand our business, results of operations, financial condition, liquidity and capital resources. This discussion should be read in conjunction with Cano Health, Inc.’s unaudited condensed consolidated financial statements and related notes presented here in Part I, Item 1 included elsewhere in this Quarterly Report on Form 10-Q as well as the audited financial statements and the accompanying notes as well as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cano Health” included in our Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2022.

The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Quarterly Report on Form 10-Q, particularly in the sections entitled “Forward-Looking Statements” as well as Part I, Item 1A, “Risk Factors” in our Form 10-K for the year ended December 31, 2021.

Overview

Description of Cano Health

We are a primary care-centric, technology-powered healthcare delivery and population health management platform designed with a focus on clinical excellence. Our mission is simple: to improve patient health by delivering superior primary care medical services, while forging life-long bonds with our members. Our vision is clear: to become the national leader in primary care by improving the health, wellness and quality of life of the communities we serve, while reducing healthcare costs.

We are one of the largest and most sophisticated independent primary care platforms in the U.S., but still maintain significant growth runway. We have sought to address the fundamental problems with traditional healthcare payment models by leveraging our technology solutions and proven business model to align incentives among patients, payors and providers:

•

Patients: Our members are offered services in modern, clean, and contemporary medical centers, with same or next day appointments, integrated virtual care, wellness services, ancillary services (such as physiotherapy), home services, transportation, telemedicine and a 24/7 urgency line, all without additional cost to them. This broad-based care model is critical to our success in delivering care to members of low-income communities, including large minority and immigrant populations, with complex care needs, many of whom previously had very limited or no access to quality healthcare. We are proud of the impact we have made in these underserved communities.

•

Providers: We believe that providers want to be clinicians. Our employed physicians enjoy a collegial, near-academic environment and the tools and multi-disciplinary support they need to focus on medicine, their patients and their families rather than administrative matters like pre-authorizations, referrals, billing and coding. Our physicians receive ongoing training through regular clinical meetings to review the latest findings in primary care medicine. Furthermore, we offer above-average pay and no hospital call requirements. In addition, our physicians are eligible to receive a bonus based upon clinical outcomes, among other metrics.

•

Payors: Payors want three things: high-quality care, membership growth and effective medical cost management. We have a multi-year and multi-geography track record of delivering on all three. Our proven track record of high-quality ratings increases the premiums paid by the Centers for Medicare & Medicaid (“CMS”) to health plans, increases our quality primary-care-driven membership growth, and increases our scaled, highly professional value-based provider group that delivers quality care.

CanoPanorama, our proprietary population health management technology-powered platform, powers our efforts to deliver superior clinical care. Our platform provides the healthcare providers at our medical centers with a 360-degree view of their members, along with actionable insights to empower better care decisions and drive high member engagement. We leverage our technology to risk-stratify members and apply a highly personalized approach to primary care, chronic care, preventive care and members’ broader healthcare needs. We believe our model is well-positioned to capitalize on the large and growing opportunity being driven by the marketplace’s shift to value-based care, demographic tailwinds in the market and the increased focus on improving health outcomes, care quality and the patient experience.

We predominantly enter into capitated contracts with the nation’s largest health plans to provide holistic, comprehensive healthcare. We predominantly recognize recurring per-member-per-month (“PMPM”) capitated revenue, which, in the case of health plans, is a pre-negotiated percentage of the premium that the health plan receives from the CMS. We also provide practice management and administrative support services to independent physicians and group practices that we do not own through our managed services organization relationships, which we refer to as our affiliate relationships. Our contracted recurring revenue model offers us highly predictable revenue and rewards us for providing high-quality care rather than driving a high volume of services. In this capitated arrangement, our goals are well-aligned with payors and patients alike — the more we improve health outcomes, the more profitable we will be over time.

Our capitated revenue is generally a function of the pre-negotiated percentage of the premium that the health plan receives from CMS as well as our ability to accurately and appropriately document member acuity and achieve quality metrics. Under this capitated contract structure, we are responsible for all members’ medical costs inside and outside of our medical centers. Keeping members healthy is our primary objective. When they need medical care, delivery of the right care in the right setting can greatly impact outcomes. Through members’ engagement with our entire suite of services, including high-frequency primary care and access to ancillary services like our wellness programs, Cano Life and Cano@Home, we aim to reduce the number of occasions that members need to seek specialty care in higher-cost environments. When care outside of our medical centers is needed, our primary care physicians control referrals to specialists and other third-party care, which are typically paid by us on a fee-for-service basis. This allows us to proactively manage members’ health within our medical centers first, prior to resorting to more costly care settings.

As of March 31, 2022, we employed approximately 400 providers (physicians, nurse practitioners, physician assistants) across our 137 owned medical centers, maintained affiliate relationships with over 1,000 physicians and approximately 800 clinical support employees focused on supporting physicians in enabling patient care and experience. For the three months ended March 31, 2022 and 2021, our total revenue was $704.3 million and $274.6 million, respectively. Our net loss for the same periods was $0.1 million and $16.1 million, respectively.

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:

Build Long-Term Relationships with our Existing Members

We focus on member satisfaction in order to build long-term relationships. Our members enjoy highly personalized value-based care and their visits to our medical centers cover primary care and ancillary programs such as pharmacy and dental services, in addition to wellness and social services, which lead to healthier and happier members. By integrating member engagement and the Cano Life wellness program within the CanoPanorama platform, we also help foster long-term relationships with members. Resulting word-of-mouth referrals contribute to our high organic growth rates. Patient satisfaction can also be measured by a provider’s Net Promoter Score (“NPS”), which measures the loyalty of customers to a company. We believe our high NPS speaks to our ability to deliver high-quality care with superior member satisfaction.

Add New Members in Existing Centers

Our ability to organically add new members is a key driver of our growth. We have a large embedded growth opportunity within our existing medical center base. In medical centers that are approaching full capacity, we are able to augment our footprint by expanding our existing medical centers, opening de novo centers or acquiring centers that are more convenient for our members. Additionally, as we add members to our existing medical centers, we expect these members to contribute significant incremental economics as we leverage our fixed cost base at each medical center.

Our payor partners also direct members to our medical centers by either assigning patients who have not yet selected a primary care provider or through insurance agents who inform their clients about our services. We believe this often results in the patient selecting us as their primary care provider when they select a Medicare Advantage plan. Due to our care delivery model’s patient-centric focus, we have been able to consistently help payors manage their costs while raising the quality of their plans, affording them quality bonuses that increase their revenue. We believe that we represent an attractive opportunity for payors to meaningfully improve their overall membership growth in a given market without assuming any financial downside.

Expand our Medical Center Base within Existing and New Geographies

We operate in Florida, Texas, Nevada, New Jersey, New York, New Mexico, Illinois, California, Arizona and Puerto Rico as of March 31, 2022. When entering a new market, we tailor our entry strategy to the characteristics of the specific market and provide a customized solution to meet that market’s needs. When choosing a market to enter, we look at various factors including:

•	Medicare population density;

•	underserved demographics;

•	existing payor relationships; and

•	specialist and hospital access/capacity.

We typically choose a location that is highly visible and accessible and work to enhance brand development pre-entry. Our flexible medical center design allows us to adjust to local market needs by building medical centers that range from approximately 7,000 to 20,000 square feet that may include ancillary services such as pharmacies and dental services. We seek to grow member engagement through targeted multi-channel marketing, community outreach and use of mobile clinics to expand our reach. When entering a new market, based on its characteristics and economics, we decide whether to buy existing medical centers, build de novo medical centers or to help manage members’ health care via affiliate relationships. This highly flexible model enables us to choose the right solution for each market.

When building or buying a medical center is the right solution, we lease the medical center and employ physicians. In our medical centers, we receive per-member-per-month capitated revenue, which, in the case of health plans, is a pre-negotiated percentage of the premium that the health plan receives from CMS.

Alternatively, our affiliate relationships allow us to partner with independent physicians and group practices that we do not own and to provide them access to components of our population health management platform. As of March 31, 2022, we provided services to over 1,000 providers. As in the case of our owned medical centers, we receive per-member-per-month capitated revenue and a pre-negotiated percentage of the premium that the health plan receives from CMS. We pay the affiliate a primary care fee and a portion of the surplus of premium in excess of third-party medical costs. The surplus portion paid to affiliates is recorded as direct patient expense. This approach is extremely capital efficient as the costs of managing affiliates are minimal. Further, the affiliate model is an important growth avenue as it serves as a feeder into our acquisition pipeline, enabling us to evaluate and target affiliated practices for acquisition based on our operational experience with them.

Contracts with Payors

Our economic model relies on our capitated partnerships with payors, which manage Medicare members across the United States. We have established ourselves as a top quality provider across multiple Medicare and Medicaid health plans, including Humana, UnitedHealthcare and Anthem (or their respective affiliates). Our relationships with our payor partners go back as many as ten years and are generally evergreen in nature. We are viewed as a critical distributor of effective healthcare with market-leading clinical outcomes (led by primary care), and as such we believe our payor relationships will continue to be long-lasting and enduring. These plans and others are seeking further opportunities to expand their relationship with us beyond our current markets. Having payor relationships in place reduces the risk of entering into new markets. Maintaining, supporting and growing these relationships, particularly as we enter new geographies, is critical to our long-term success. Health plans look to achieve three goals when partnering with a provider: membership growth, clinical quality and medical cost management. We are capable of delivering all three based on our care coordination strategy, differentiated quality metrics and strong relationships with members. We believe this alignment of interests and our highly effective care model will ensure continued success with our payor partners.

Effectively Manage the Cost of Care for Our Members

The capitated nature of our contracting with payors requires us to invest in maintaining our members’ health while prudently managing the medical costs of our members. Our care model focuses on maintaining health and leveraging the primary care setting as a means of avoiding costly downstream healthcare costs. Our members, however, retain the freedom to seek care at emergency rooms or hospitals without the need for referrals; we do not restrict their access to care. Therefore, we are liable for potentially large medical claims should we not effectively manage our members’ health. To mitigate this exposure, we utilize stop-loss insurance for our members, protecting us from medical claims per episode in excess of certain levels.

Acquisitions

We seek to supplement our organic growth through our acquisition strategy. We have a successful acquisition and integration track record. We have established a rigorous data-driven approach and the necessary infrastructure to identify, acquire and quickly integrate targets.

Our historical acquisitions have all been accounted for in accordance with ASC 805, “Business Combinations”, and the operations of the acquired entities are included in our historical results for the periods following the closing of the acquisition. See

Note 3, “Business Acquisitions” in our audited consolidated financial statements in our Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 14, 2022. There were no significant acquisitions in the three months ended March 31, 2022.

Member Acuity and Quality Metrics

Medicare pays capitation using a risk-adjusted model, which compensates payors based on the health status, or acuity, of each individual member. Payors with higher acuity members receive a higher payment and those with lower acuity members receive a lower payment. Moreover, some of our capitated revenues also include adjustments for performance incentives or penalties based on the achievement of certain clinical quality metrics as contracted with payors. Our capitated revenues are recognized based on member acuity and quality metrics and may be adjusted to reflect actual member acuity and quality metrics.

Seasonality to Our Business

Our operational and financial results experience some variability depending upon the time of year in which they are measured. This variability is most notable in the following areas:

Capitated Revenue Per Member

Excluding the impact of large scale shifts in membership demographics or acuity, our Medicare Advantage PMPM will generally decline over the course of the year. As the year progresses, Medicare Advantage PMPM typically declines as new members join us with less complete or accurate documentation in the previous year (and therefore lower current year Medicare Risk Adjustment).

Medical Costs

Medical costs vary seasonally depending on a number of factors. Typically, we experience higher utilization levels during the first quarter of the year due to influenza and other seasonal illnesses. Medical costs also depend upon the number of business days in a period. Shorter periods will typically have lesser medical costs due to fewer business days. Business days can also create year-over-year comparability issues if one year has a different number of business days compared to another. Additionally, we generally accrue stop loss reimbursements from September through December (as patients reach stop loss thresholds) which can result in reduced medical expenses during the third and fourth quarter due to recoveries.

Organic Member Growth

We experience organic member growth throughout the year as existing Medicare Advantage plan members choose our providers and during special enrollment periods when certain eligible individuals can enroll in Medicare Advantage plans midyear. We experience some seasonality with respect to organic enrollment, which is generally higher during the first and fourth quarters, driven by Medicare Advantage plan advertising and marketing campaigns and plan enrollment selections made during the annual open enrollment period. We also grow through serving new and existing traditional Medicare, Affordable Care Act (ACA), Medicaid, and Commercial patients.

Key Performance Metrics

In addition to our GAAP and non-GAAP financial information, we review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

	March 31, 2022	December 31, 2021	March 31, 2021
Membership	269,333	227,005	116,895
Medical centers	137	130	72

Members

Members represent those Medicare, Medicaid, and Affordable Care Act (“ACA”), and commercially insured patients for whom we receive a fixed per-member-per-month fee under capitation arrangements as of the end of a particular period.

Owned Medical Centers

We define our medical centers as those primary care medical centers open for business and attending to members at the end of a particular period in which we own the medical operations and the physicians are our employees.

Impact of COVID-19

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, future results of operations and financial condition will depend on future factors that are highly uncertain and cannot be accurately predicted. These factors include, but are not limited to, new information that may emerge concerning COVID-19, the scope and duration of business closures and restrictions, government-imposed or recommended suspensions of elective procedures, and expenses required for supplies and personal protective equipment. Additionally, the impact of any new COVID-19 variants cannot be predicted at this time, and could depend on numerous factors, including vaccination and booster rates among the population, the effectiveness of the COVID-19 vaccines against the variants, and the response by the governmental bodies and regulators. Due to these and other uncertainties, we cannot estimate the length or severity of the impact of the pandemic on our business. Additionally, because of our business model, the full impact of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods. We will continue to closely evaluate and monitor the nature and extent of these potential impacts to our business, results of operations and liquidity.

For additional information on the various risks posed by the COVID-19 pandemic, please see the section entitled “Risk Factors” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Key Components of Results of Operations

Revenue

Capitated revenue. Our capitated revenue is derived from medical services provided at our medical centers or affiliated practices under capitation arrangements made directly with various health plans or CMS. Capitated revenue consists of a PMPM amount paid for the delivery of healthcare services, and our rates are determined as a percent of the premium that the health plans receive from the CMS for our at-risk members. Those premiums are based upon the cost of care in a local market and the average utilization of services by the members enrolled. Medicare pays capitation using a “risk adjustment model,” which compensates providers based on the health status (acuity) of each individual patient. Groups with higher acuity patients receive more, and those with lower acuity patients receive less. Under the risk adjustment model, capitated premium is paid based on the acuity of members enrolled for the preceding year and subsequently adjusted once current year data is compiled. The amount of capitated revenue may be affected by certain factors outlined in the agreements with the health plans, such as administrative fees paid to the health plans and risk adjustments to premiums.

Generally, we enter into three types of capitation arrangements: non-risk arrangements, limited risk arrangements, and full risk arrangements. Under our non-risk arrangements, we receive monthly capitated payments without regard to the actual amount of services provided. Under our limited risk arrangements, we assume partial financial risk for covered members. Under our full risk arrangements, we assume full financial risk for covered members.

Fee-for-service and other revenue. We generate fee-for-service revenue from providing primary care services to patients in our medical centers and affiliates when we bill the member or their insurance plan on a fee-for-service basis as medical services are rendered. While substantially all of our patients are members, we occasionally also provide care to non-members. Fee-for-service amounts are recorded based on agreed-upon fee schedules determined within each contract.

Other revenue includes pharmacy and ancillary fees earned under contracts with certain care organizations for the provision of care coordination and other services. With respect to our pharmacies, we contract with an administrative services organization to collect and remit payments on our behalf from the sale of prescriptions and medications. We have pharmacies at some of our medical centers, where patients may fill prescriptions and retrieve their medications. Patients also have the option to fill their prescriptions with a third-party pharmacy of their choice.

Operating Expenses

Third-party medical costs. Third-party medical costs primarily consist of all medical expenses incurred by the health plans or CMS (contractually on behalf of Cano Health) including costs for inpatient and hospital care, specialists, and certain pharmacy purchases, net of rebates and other recoveries. Provider costs are accrued based on the date of service to members, based in part on estimates, including an accrual for medical services incurred but not reported (“IBNR”). Liabilities for IBNR are estimated and adjusted for current experience. These estimates are continually reviewed and updated, and we retain the services of an independent actuary to review IBNR on a quarterly basis. We expect our third-party medical costs to increase given the healthcare spending trends within the Medicare population, which is also consistent with what we receive under our payor contracts.

Direct patient expense. Direct patient expense primarily consists of costs incurred in the treatment of our patients, at our medical centers and affiliated practices, including the compensation related to medical service providers and clinical support staff, medical supplies, purchased medical services, drug costs for pharmacy sales, and payments to affiliated providers.

Selling, general, and administrative expenses. Selling, general, and administrative expenses include employee-related expenses, including salaries and benefits, technology infrastructure, operations, clinical and quality support, finance, legal, human resources, and corporate development departments. In addition, selling, general, and administrative expenses include all corporate technology and occupancy costs. Our selling, general, and administrative expenses increased in 2021 following the closing of the Business Combination, and we expect our selling, general, and administrative expenses to continue to increase over time due to the additional legal, accounting, insurance, investor relations and other costs that we incur as a public company, as well as other costs associated with continuing to grow our business. However, we anticipate that these expenses will decrease as a percentage of revenue over the long term, although they may fluctuate as a percentage of revenue from period to period due to the timing and amount of these expenses. For purposes of determining center-level economics, we allocate a portion of our selling, general, and administrative expenses to our medical centers and affiliated practices. The relative allocation of these expenses to each center depends upon a number of metrics, including (i) the number of centers open during a given period of time; (ii) the number of clinicians at each center at a given period of time; or (iii) if determinable, the center where the expense was incurred.

Depreciation and amortization expense. Depreciation and amortization expenses are primarily attributable to our capital investment and consist of fixed asset depreciation and amortization of intangibles considered to have finite lives.

Transaction costs and other. Transaction costs and other primarily consist of deal costs (including due diligence, integration, legal, internal staff, and other professional fees, incurred in connection with acquisition activity).

Change in fair value of contingent consideration. Adjustments in contingent consideration due to acquisitions.

Other Income (Expense)

Interest expense. Interest expense primarily consists of interest incurred on our outstanding borrowings under our notes payable related to our equipment loans and credit facility. See “Liquidity and Capital Resources”. Costs incurred to obtain debt financing are amortized and shown as a component of interest expense.

Interest income. Interest income primarily consists of interest earned through a loan agreement with an affiliated company.

Loss on extinguishment of debt. Loss on extinguishment of debt primarily consists of unamortized debt issuance costs related to our term loan in connection with our financing arrangements.

Change in fair value of warrant liabilities. Change in fair value of warrant liabilities consists primarily of changes to the public warrants and private placement warrants assumed upon the consummation of the Business Combination. The liabilities are revalued at each reporting period.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Three Months Ended March 31,
($ in thousands)	2022	2021
Revenue:
Capitated revenue	$674,351	$261,357
Fee-for-service and other revenue	29,986	13,245

Total revenue	704,337	274,602
Operating expenses:
Third-party medical costs	535,779	195,046
Direct patient expense	60,677	34,237
Selling, general, and administrative expenses	96,587	35,009
Depreciation and amortization expense	19,036	5,846
Transaction costs and other	8,375	8,954
Change in fair value of contingent consideration	(4,661)	285

Total operating expenses	715,793	279,377

Loss from operations	(11,456)	(4,775)
Other income and expense:
Interest expense	(13,284)	(10,626)
Interest income	1	1
Loss on extinguishment of debt	(1,428)	—
Change in fair value of warrant liabilities	27,162	—

Total other income (expense)	12,451	(10,625)

Net income (loss) before income tax expense	995	(15,400)
Income tax expense	1,080	714

Net loss	(85)	(16,114)
Net loss attributable to non-controlling interests	(745)	—

Net income attributable to Class A common stockholders	$660	$—

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenues for the periods indicated:

	Three Months Ended March 31,
(% of revenue)	2022	2021
Revenue:
Capitated revenue	95.7%	95.2%
Fee-for-service and other revenue	4.3%	4.8%

Total revenue	100.0%	100.0%

Operating expenses:
Third-party medical costs	76.1%	71.0%
Direct patient expense	8.6%	12.5%
Selling, general, and administrative expenses	13.7%	12.7%
Depreciation and amortization expense	2.7%	2.1%
Transaction costs and other	1.2%	3.3%
Change in fair value of contingent consideration	(0.7)%	0.1%

Total operating expenses	101.5%	101.7%

Loss from operations	(1.5)%	(1.7)%
Other income and expense:
Interest expense	(1.9)%	(3.9)%
Interest income	0.0%	0.0%
Loss on extinguishment of debt	(0.2)%	0.0%
Change in fair value of embedded derivative	0.0%	0.0%
Change in fair value of warrant liabilities	3.9%	0.0%
Other expenses	0.0%	0.0%

Total other income (expense)	1.8%	(3.9)%

Net income (loss) before income tax expense	0.1%	(5.6)%
Income tax expense	0.2%	0.3%

Net loss	0.0%	(5.3)%
Net loss attributable to non-controlling interests	(0.1)%	—%

Net income attributable to Class A common stockholders	0.1%	—%

The following table sets forth the Company’s disaggregated revenue for the periods indicated:

	Three Months Ended March 31,
	2022		2021
($ in thousands)	Revenue $	Revenue%	Revenue $	Revenue%
Capitated revenue
Medicare	$615,217	87.3%	$220,178	80.2%
Other capitated revenue	59,134	8.4%	41,179	15.0%

Total capitated revenue	674,351	95.7%	261,357	95.2%

Fee-for-service and other revenue
Fee-for-service	9,970	1.4%	4,548	1.7%
Pharmacy	11,515	1.6%	7,306	2.7%
Other	8,501	1.3%	1,391	0.4%

Total fee-for-service and other revenue	29,986	4.3%	13,245	4.8%

Total revenue	$704,337	100.0%	$274,602	100.0%

The following table sets forth the Company’s member and member month figures for the periods indicated:

	Three Months Ended March 31,
	2022	2021	% Change

Members:
Medicare Advantage	119,105	75,488	57.8%
Medicare DCE	41,201	—	—%
Medicaid	67,982	21,801	211.8%
ACA	41,045	19,606	109.3%

Total members	269,333	116,895	130.4%

Member months:
Medicare Advantage	354,415	224,830	57.6%
Medicare DCE	125,089	—	—%
Medicaid	202,197	62,908	221.4%
ACA	121,911	56,037	117.6%

Total member months	803,612	343,775	133.8%

Per Member Per Month (“PMPM”):
Medicare Advantage	$1,249	$979	27.6%
Medicare DCE	$1,379	$—	—%
Medicaid	$257	$615	(58.2)%
ACA	$58	$44	31.8%
Total PMPM	$839	$760	10.4%
Owned medical centers	137	72

Comparison of the Three Months Ended March 31, 2022 and 2021

Revenue

	Three Months Ended March 31,
($ in thousands)	2022	2021	$ Change	% Change
Revenue:
Capitated revenue	$674,351	$261,357	$412,994	158.0%
Fee-for-service and other revenue	29,986	13,245	16,741	126.4%

Total revenue	$704,337	$274,602	$429,735

Capitated revenue. Capitated revenue was $674.4 million for the three months ended March 31, 2022, an increase of $413.0 million, or 158.0%, compared to $261.4 million for the three months ended March 31, 2021. The increase was primarily driven by a 133.8% increase in the total member months and a 10.4% increase in total revenue per member per month. The increase in member months was due to an increase in the total number of members served at new and existing centers and our acquisitions, primarily University in June 2021, and DMC in July 2021, which resulted in the addition of new members in Florida.

Fee-for-service and other revenue. Fee-for-service and other revenue was $30.0 million for the three months ended March 31, 2022, an increase of $16.7 million, or 126.4%, compared to $13.2 million for the three months ended March 31, 2021. The increase in fee-for-service revenue was primarily attributable to an increase in patients served across existing centers.

Operating Expenses

	Three Months Ended March 31,
($ in thousands)	2022	2021	$ Change	% Change
Operating expenses:
Third-party medical costs	$535,779	$195,046	$340,733	174.7%
Direct patient expense	60,677	34,237	26,440	77.2%
Selling, general, and administrative expenses	96,587	35,009	61,578	175.9%
Depreciation and amortization expense	19,036	5,846	13,190	225.6%
Transaction costs and other	8,375	8,954	(579)	-6.5%
Change in fair value of contingent consideration	(4,661)	285	(4,946)	-1735.4%

Total operating expenses	$715,793	$279,377	$436,416

Third-party medical costs. Third-party medical costs were $535.8 million for the three months ended March 31, 2022, an increase of $340.7 million, or 174.7%, compared to $195.0 million for the three months ended March 31, 2021. The increase was driven by a 133.8% increase in total member months, the addition of Direct Contracting Entity (“DCE”) members with higher medical costs, and higher utilization of third-party medical services as utilization normalized in 2022 from lower levels in 2021 related to the COVID-19 pandemic.

Direct patient expense. Direct patient expense was $60.7 million for the three months ended March 31, 2022, an increase of $26.4 million, or 77.2%, compared to $34.2 million for the three months ended March 31, 2021. The increase was primarily driven by increases in payroll and benefits of $15.5 million, provider payments of $5.3 million and pharmacy drugs of $4.0 million.

Selling, general, and administrative expenses. Selling, general, and administrative expenses were $97 million for the three months ended March 31, 2022, an increase of $61.6 million, or 175.9%, compared to $35.0 million for the three months ended March 31, 2021. The increase was primarily driven by higher salaries and benefits of $23.2 million, stock-based compensation of $13.7 million, occupancy costs of $7.0 million, legal and professional services of $6.4 million and marketing expenses of $4.0 million. These increases were incurred to support the continued growth of our business and expansion into other states.

Depreciation and amortization expense. Depreciation and amortization expense was $19.0 million for the three months ended March 31, 2022, an increase of $13.2 million, or 225.6%, compared to $5.8 million for the three months ended March 31, 2021. The increase was driven by purchases of new property and equipment to support the growth of our business during the period as well as the addition of several brand names, non-compete agreements, and payor relationships from our 2021 and 2022 acquisitions.

Transaction costs and other. Transaction costs and other were $8.4 million for the three months ended March 31, 2022, a decrease of $0.6 million, or 6.5%, compared to $9.0 million for the three months ended March 31, 2021.

Change in fair value of contingent consideration. Contingent consideration generated a gain of $4.7 million for the three months ended March 31, 2022. The gain relates to an amount owed related to an acquisition that will be paid in Class A common stock. The decrease in the liability and corresponding gain is a result of our stock price decreasing during the quarter.

Other Income (Expense)

	Three Months Ended March 31,
($ in thousands)	2022	2021	$ Change	% Change
Other income and expense:
Interest expense	$(13,284)	$(10,626)	$(2,658)	25.0%
Interest income	1	1	—	0.0%
Loss on extinguishment of debt	(1,428)	—	(1,428)	0.0%
Change in fair value of warrant liabilities	27,162	—	27,162	0.0%

Total other income (expense)	$12,451	$(10,625)	$23,076

Interest expense. Interest expense was $13.3 million for the three months ended March 31, 2022, an increase of $2.7 million, or 25.0%, compared to $10.6 million for the three months ended March 31, 2021. The increase was primarily driven by interest incurred on our higher outstanding borrowings.

Loss on extinguishment of debt. Loss on extinguishment of debt was $1.4 million for the three months ended March 31, 2022 related to the amendment to the Credit Agreement in January 2022. See Note 10 - “Debt” for more details of the extinguishment.

Change in fair value of warrant liabilities. Change in fair value of warrant liabilities was $27.2 million for the three months ended March 31, 2022 as a result of a change in the fair value of the public warrants and private placement warrants assumed in connection with the Business Combination.

Liquidity and Capital Resources

General

We have financed our operations principally through the Business Combination and debt and borrowings from financial institutions. As of March 31, 2022 and December 31, 2021, we had cash, cash equivalents and restricted cash of $113.1 million and $163.2 million, respectively. As of March 31, 2022 and December 31, 2021, borrowings under the revolving credit facility had an available balance of $119.0 million. Our cash, cash equivalents and restricted cash primarily consist of highly liquid investments in money market funds and cash. Since our inception, we have generated significant operating losses from our operations, as reflected in our accumulated deficit of $78.1 million as of March 31, 2022 and negative cash flows from operations.

We expect to generate operating losses and minimal cash flows from operations for the foreseeable future due to the investments we intend to continue to make in acquisitions, expansion of operations, and due to additional selling, general, and administrative costs we expect to incur in connection with operating as a public company. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.

Since December 31, 2021, we did not raise any capital through debt financing or borrow from our revolving line of credit. We completed three acquisitions for a total purchase price of $3.6 million in the three months ended March 31, 2022.

Upon the completion of the Business Combination, Cano Health, Inc. became a party to the Tax Receivable Agreement (“TRA”). Under the terms of that agreement, Cano Health, Inc. generally will be required to pay to the Seller and to each other person from time to time that becomes a “TRA Party” under the Tax Receivable Agreement, 85% of the tax savings, if any, that Cano Health, Inc. is deemed to realize in certain circumstances as a result of certain tax attributes that exist following the Business Combination and that are created thereafter, including as a result of payments made under the Tax Receivable Agreement. See further discussion related to the TRA agreement in Note 16, “Income Taxes” in our unaudited condensed consolidated financial statements.

We believe that our cash, cash equivalents and restricted cash along with our revolving line of credit will be sufficient to fund our operating and capital needs for at least the next 12 months. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary because of, and our future capital requirements will depend on, many factors, including our growth rate, medical expenses, and the timing and extent of our expansion into new markets. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. In the event that additional capital is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be adversely affected.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the periods indicated.

	Three Months Ended March 31,
($ in thousands)	2022	2021
Net cash used in operating activities	$(37,203)	$(14,688)
Net cash used in investing activities	(13,457)	(9,699)
Net cash provided by (used in) financing activities	542	(2,818)

Net decrease in cash, cash equivalents and restricted cash	(50,118)	(27,205)
Cash, cash equivalents and restricted cash at beginning of year	163,170	33,807

Cash, cash equivalents and restricted cash at end of period	$113,052	$6,602

Operating Activities

For the three months ended March 31, 2022, net cash used in operating activities was $37.2 million, an increase of $22.5 million in cash outflows compared to net cash used in operating activities of $14.7 million for the three months ended March 31, 2021. Significant changes impacting net cash used in operating activities were as follows:

•	Net income after adjusting for non-cash items for three months ended March 31, 2022 was $4.8 million compared to a net loss for the three months ended March 31, 2021 of $7.7 million;

•

Increases in accounts receivable, net was $58.3 million for the three months ended March 31, 2022 compared to $6.9 million for the three months ended March 31, 2021 due to overall growth in the business;

•

Increase in prepaid expenses and other current and non-current assets of $1.3 million for the three months ended March 31, 2022 compared to an increase of $7.4 million for the three months ended March 31, 2021 due to higher prepaid insurance payments and prepaid bonus incentives; and

•

Increase in accounts payable of $10.0 million for the three months ended March 31, 2022 compared to an increase of $6.0 million for the three months ended March 31, 2021 due to the addition of Management Services Organization provider payments related to the Company’s acquisitions and an increase in accrued salaries, accrued interest, and accruals relates to various professional services.

Investing Activities

For the three months ended March 31, 2022, net cash used in investing activities was $13.5 million, an increase of $3.8 million in cash outflows compared to net cash used in investing activities of $9.7 million for the three months ended March 31, 2021 due primarily to an increase in capital expenditures and cash used for acquisitions of subsidiaries offset by a decrease in payment to sellers.

Financing Activities

Net cash provided by financing activities was $542.0 thousand during the three months ended March 31, 2022, a change of $3.4 million compared to net cash used in financing activities of $2.8 million during the Three months ended March 31, 2021 primarily due to transaction costs related to the Business Combination for the three months ended March 31, 2021.

Non-GAAP Financial Metrics

The following discussion includes references to EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. A non-GAAP financial measure is a performance metric that departs from GAAP because it excludes earnings components that are required under GAAP. Other companies may define non-GAAP financial measures differently and, as a result, our non-GAAP financial measures may not be directly comparable to those of other companies. These non-GAAP financial metrics should be used as a supplement to, and not as an alternative to, the Company’s GAAP financial results.

By definition, EBITDA consists of net income (loss) before interest, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to add back the effect of certain expenses, such as stock-based compensation expense, de novo losses (consisting of costs associated with the ramp up of new medical centers and losses incurred for the twelve months after the opening of a new facility), acquisition transaction costs (consisting of transaction costs and corporate development payroll costs), fair value adjustments in contingent consideration, restructuring and other charges, loss on extinguishment of debt and changes in fair value of warrant liabilities. Adjusted EBITDA is a key measure used by our management to assess the operating and financial performance of our Company.

The presentation of non-GAAP financial measures also provides additional information to investors regarding our results of operations and is useful for trending, analyzing and benchmarking the performance and value of our business. By excluding certain expenses and other items that may not be indicative of our core business operating results, these non-GAAP financial measures:

•

allow investors to evaluate our performance from management’s perspective, resulting in greater transparency with respect to supplemental information used by us in our financial and operational decision making;

•	provide better transparency as to the measures used by management and others who follow our industry to estimate the value of our company; and

•

allow investors to view our financial performance and condition in the same manner that our significant lenders and landlords require us to report financial information to them in connection with determining our compliance with financial covenants.

Our use of EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are as follows:

•

although depreciation and amortization expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA does not reflect: (1) changes in, or cash requirements for, our working capital needs; (2) the potentially dilutive impact of non-cash stock-based compensation; (3) the change in the fair value of our warrant liabilities; (4) the change in the fair value of contingent consideration or (5) net interest expense/income; and

•	other companies, including companies in our industry, may calculate EBITDA and/or Adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA along with other GAAP-based financial performance measures, including net loss, cash flow metrics and our GAAP financial results.

The following table provides a reconciliation of net loss to non-GAAP financial information:

	Three Months Ended March 31,
($ in thousands)	2022	2021
Net loss	$(85)	$(16,114)
Interest income	(1)	(1)
Interest expense	13,284	10,626
Income tax expense	1,080	714
Depreciation and amortization expense	19,036	5,846

EBITDA	$33,314	$1,071

Stock-based compensation	13,816	71
De novo losses (1)	15,816	5,839
Transaction costs (2)	9,871	9,818
Restructuring and other	2,585	411
Change in fair value of contingent consideration	(4,661)	285
Loss on extinguishment of debt	1,428	—
Change in fair value of warrant liabilities	(27,162)	—

Adjusted EBITDA	$45,007	$17,495

(1)

De novo losses include those costs associated with the ramp up of new medical centers and losses incurred after the opening of a new facility. These costs collectively are higher than comparable expenses incurred once such a facility has been opened and is generating revenue, and would not have been incurred unless a new facility was being opened.

(2)

Acquisition transaction costs included $1.0 million and $0.9 million of corporate development payroll costs for the three months ended March 31, 2022 and 2021, respectively. Corporate development payroll costs include those expenses directly related to the additional staff needed to support our acquisition activity.

We experienced a 3,010.6% increase in EBITDA and a 157.3% increase in Adjusted EBITDA between the three months ended March 31, 2022 and 2021. The increase in EBITDA and adjusted EBITDA primarily relates to increased profitability as the business matures.

Critical Accounting Policies and Estimates

Our condensed consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The future effects of the COVID-19 pandemic on our results of operations, cash flows and financial position are unclear, however, we believe we have made reasonable estimates and assumptions in preparing the financial statements. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

For a description of our policies regarding our critical accounting policies, see “Critical Accounting Policies” in our Form 10-K for the year ended December 31, 2021. There have been no significant changes in our critical accounting estimate policies or methodologies to our condensed consolidated financial statements.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

There have been no material changes to our quantitative and qualitative disclosures about market risk that we disclosed in our Annual Report on Form 10-K for the year ended December 31, 2021.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our management, with the participation of our Chief Executive Officer and the Chief Financial Officer, under the oversight of the Board, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, as of the end of the period covered by this Quarterly Report on Form 10-Q to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures were not effective as a result of the material weaknesses discussed in our Form 10-K for the year ended December 31, 2021.

The material weaknesses pertain to (i) our failure to establish controls to ensure the completeness and accuracy of information used to estimate and record certain accruals or make other closing adjustments in the financial statement close process, (ii) our failure in the process of accounting for business combinations related to the design and operation of controls to record and measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest recognized as part of a business combination, and (iii) our failure to have a sufficient complement of personnel with an appropriate level of knowledge, experience and oversight commensurate with their financial reporting requirements to ensure proper selection and application of GAAP.

The material weaknesses have not been remediated as of the date of the filing of this Quarterly Report on Form 10-Q. See “Part II. Other Information, Item 1A. Risk Factors – Risks Related to Being a Public Company – Our independent registered public accountants have identified a number of material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner” to our Form 10-K for the fiscal year ended December 31, 2021.

Our management is actively engaged in the implementation of remediation plans to address existing material weaknesses. These plans include implementation of enhanced documentation of policies and procedures, along with the allocation of resources dedicated to training and monitoring these policies and procedures and recruiting personnel with appropriate levels of skills commensurate with their roles.

As a result of these efforts, as of the date of the filing of this Quarterly Report on Form 10-Q, our management believes we have made progress toward remediating the underlying causes of the material weaknesses. Although we believe our remediation efforts will be effective in remediating the material weaknesses, there can be no assurance as to when the remediation plans will be fully implemented, or that the plans, as currently designed, will adequately remediate the material weaknesses. The material weaknesses will not be considered fully addressed until the enhanced policies and procedures over documentation have been in operation for a sufficient period of time for our management to conclude that the material weaknesses have been fully remediated.

Notwithstanding these identified material weaknesses, as of the date of the filing of this Quarterly Report on Form 10-Q, our management, including our Chief Executive Officer and Chief Financial Officer, believes that the unaudited condensed consolidated financial statements contained in this Quarterly Report on Form 10-Q fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods and such financial statements are presented in conformity with GAAP.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

From time to time, we may be involved in litigation incidental to the conduct of our business that arise in the ordinary course of business. As of March 31, 2022, we do not believe that the results of any such claims or litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position, results of operations or cash flows.

For a description of our legal proceedings, please see the description set forth in the “Legal Matters” section in Note 15 “Commitments and Contingencies” in the notes to the unaudited condensed consolidated financial statements in Item 1 of Part I of this Quarterly Report.

Item 1A.	Risk Factors

There have been no material changes in the risk factors disclosed under Part I, Item 1A “Risk Factors” in our Form 10-K for the year ended December 31, 2021.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent Sales of Unregistered Securities

On February 3, 2022, the Company issued 2,857,167 shares of Class A common stock as part of the consideration in connection with a prior period acquisition. These shares were not registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act.

Recent Purchases of Equity Securities

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

None.

Item 6.	Exhibits

Exhibit Index

Exhibit Number	Description

3.1	Certificate of Incorporation of Cano Health, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 9, 2021).

3.2	By-laws of Cano Health, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on June 9, 2021).

3.3	Second Amended And Restated Limited Liability Company Agreement of Primary Care (ITC) Intermediate Holdings, LLC, dated as of June 3, 2021 (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on June 9, 2021).

10.1	Sixth Amendment to Credit Agreement, dated as of January 14, 2022, by and among Cano Health, LLC, Primary Care (ITC) Intermediate Holdings, LLC, Credit Suisse AG, Cayman Islands Branch, each of the Revolving Lenders and each of the Issuing Banks (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 14, 2022).

10.2+	Employment Agreement, dated as of March 15, 2022, among Cano Health, LLC, Cano Health, Inc. and Mark Novell (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 21, 2022).

10.3+	Employment Agreement, dated as of March 15, 2022, among Cano Health, LLC, Cano Health, Inc. and David Armstrong (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 21, 2022).

31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.)

*	Filed herewith.

**	Furnished herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANO HEALTH, INC.

Date		Signature	Title

May 9, 2022	By:	/s/ Dr. Marlow Hernandez	Chief Executive Officer
		Dr. Marlow Hernandez	(Principal Executive Officer)

May 9, 2022	By:	/s/ Brian D. Koppy	Chief Financial Officer
		Brian D. Koppy	(Principal Financial Officer)

May 9, 2022	By:	/s/ Mark Novell	Chief Accounting Officer
		Mark Novell	(Principal Accounting Officer)